Great Things Happen When You Own Great Real Estate

Investor Presentation – March 6, 2018



G City, Rishon Lezion, Israel

GAZIT GLOBE

LOCATION
LOCATION
LOCATION

Disclaimer

This presentation may include forward-looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.

Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Registration Statement on Form F-3, Annual Report on Form 20-F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading "Risk Factors."

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

Who are we?



Global real estate company focused on the ownership, management, and development of high-quality, irreplaceable, necessity driven retail and mixed use properties in major urban markets

Experienced and highly aligned management team with proven track record of creating value in retail properties

Global footprint offers opportunity and diversification that is difficult to replicate

130 consolidated properties, 29.1 million Sqft. (2.7 million Sqm. of GLA) (2) with a total assets value of USD 10.6 billion (NIS 37.5 billion)

Largest shareholder in First Capital Realty Inc.

Major Shareholder in Regency Centers Corporation

Listed on the TASE, NYSE, TSX, under the symbol GZT and is included in the TA-35 in Israel

Global Presence (1)


CITYCON
Regency Centers.
ATRIUM
FIRST CAPITAL
Brazil 10%
Nordics 18%
Israel 12%
USA 18%
CEE 22%
Canada 20%


FCR
REG
CTY
ATR
Israel
Brazil

Information in the presentation is as of September 30, 2017, unless otherwise stated.
NIS/USD exchange rate as of September 30, 2017 = 3.529
(1) Based on investment value as presented in Gazit financial statements as of September 30, 2017.
(2) Including jointly controlled properties.

Our Global Investments and Business Plan

	Private Investments — Growing the "Private Collection"				Mid Stage Public Investments — Create Additional Value		Mature Investments — High Quality "Institutional Grade" Portfolios	
	Opportunities	*Gazit Horizons Est. 2017*	*Gazit Brasil Est. 2008*	*Gazit Israel Est. 2005*	*Citycon Est. 2006*	*Atrium Est. 2009*	*First Capital Est. 2000*	*Regency Centers Est. 1991*
Investment	?	USD 128m (NIS 450m Investment)(6)	USD 860m (NIS 3b)(2) Investment	USD 935m (NIS 3.3b) Investment	USD 1.2b (NIS 4.2b) Investment	USD 1.3b (NIS 4.6b) Investment	USD 1.3b (NIS 4.7b) Investment	USD 873m (NIS 3.1b) Investment
Owned		100% Owned	100% Owned	100% Owned	45.4%(4) Owned	59.6% Owned	32.6% Owned	8.3% Owned(1)
Assets		3 Assets(6)	8 Assets(2)	10 Assets(5)	43 Assets(4)	40 Assets(3)	159 Assets	427 Assets
GLA		GLA 134.5k sqf (12.5K(6) sqm)	GLA 1.8m sqf (164K(2) sqm)	GLA 2.1m sqf (192K sqm)	GLA 12.9m sqf (1.2m sqm)	GLA 11.8m sqf (1.1m sqm)	GLA 25.2m sqf (2.3m sqm)	GLA 54m sqf (5.0m sqm)

Figures represented are as of 30 September 2017 unless otherwise specified and include rounding adjustments.
(1) Subsequent to 30 September 2017, Gazit sold ~4.3m shares of Regency Centers; the investment value reflects Gazit's current position as of the 30 September 2017 closing price.
(2) Including Internacional.
(3) Atrium – after the disposals of 19 assets announced in February 2018.
(4) Citycon- Subsequent to 30 September 2017 Gazit acquired another 1.5% of Citycon's shares. Number of assets and GLA are as of 31 December 2017
(5) Including Kochav Hazafon.
(6) Gazit Horizons - Subsequent to 30 September 2017 acquired an asset in Boston for approx. USD 24m.

GAZIT GLOBE

LOCATION LOCATION LOCATION

Focus on Major Cities Across the Globe

62% of Gazit's Asset Value is Concentrated In 11 Major Metropolitan Cities*



US MSA: New York, Miami & Boston – 3 Assets, ~2%
Nordics MSA: Stockholm, Helsinki, Oslo & Copenhagen – 24 Assets, ~25%
CEE MSA: Warsaw, Prague – 5 Assets, ~11%
Sao Paulo MSA: 8 Assets, ~13%
Tel Aviv MSA**: - 7 Assets, ~11%

* Based on Gazit's proportionate share in total asset value of consolidated subsidiaries (excluding assets in REG and FCR).
** Including Rishon Lezion and Kfar Saba.

The "Private Collection"

Business Strategy: Create value in our privately owned urban, irreplaceable, necessity driven retail and mixed use properties

Long-term oriented investor in income producing assets in dense urban locations with high barriers to entry and significant upside potential.

Identifying assets with opportunities for cash flow growth and value appreciation through proactive asset management, redevelopment and expansion, assemblage, below market rent and undervalued land.



Shopping Light
Sao Paulo, Brazil

Gazit Horizons, North America – Business Overview

Business Strategy

Established Gazit Horizons as a wholly owned subsidiary in June 2017, with the goal of investing $1-$2 billion over the next 3 years*

Gazit Horizons intends to acquire and redevelop large assets in irreplaceable locations, focusing on downtown areas where people live work and play, in the country's major urban markets, including Miami, New York and Boston

Pursue scarce real estate, "covered land" and assemblage strategies, while targeting outsized returns through proactive asset management.


Google

401 East 60th, Manhattan, New York

Key Management



Jeff Mooallem
CEO



Alison Lies
SVP of Acquisitions

* Forecast, subject to company's sources, market conditions and investment opportunities.

Recent – Gazit Horizons



401 East 60th, Manhattan , New York
First Acquisition of Gazit Horizons in New York Market

In October 2017, Gazit Horizons acquired its first asset in the New York market, a three-level, 92,000-square-foot retail condominium on Manhattan's upper east side, for $73.25 million.

The property, located at East 60th Street along First Avenue, is 100% occupied by two tenants, Bed Bath & Beyond and Starbucks Coffee and is situated one block north of the Queensborough Bridge, with both tenants having access and visibility along First Avenue.

Brickell Gateway, Miami
First Acquisition of Gazit Horizons

In July 2017, Gazit Horizons acquired Brickell Gateway, a 45,000 square foot building in Miami, Florida, United States. Located in the growing Brickell neighborhood of Miami, the property has excellent access and visibility to both pedestrian traffic and public transportation. Gazit Horizons intends to redevelop and expand the building to meet the demand of the area's numerous retail, restaurant and office tenants.

This property was the first asset acquired by Gazit Horizons and is consistent with the Company's intended strategy to buy and redevelop properties with irreplaceable locations in major urban markets.


Brickell Gateway

Gazit Brasil – Business Overview

Business Strategy

Gazit Brasil is an urban location-driven retail owner, manager, operator and developer in Sao Paulo, the business capital of South America.

Wholly owned subsidiary of Gazit-Globe, the company has become a preeminent force in re-imagining exciting retail and mixed-use destinations.

Through proactive management, redevelopment, and acquisitions, Gazit Brasil built, over recent years, a high-quality portfolio with exceptional locations that has translated into consistent growth year over year across all metrics.

Portfolio Metrics	In-place	Proforma post closing on Internacional[4]
Total Assets [1]	BRL 2.3B	BRL 2.8B
Number of Assets	7	8
GLA ('000 sqm) [2]	110	164
Occupancy [3]	94.1%	98.0%
Holding Rate – Gazit-Globe	100%	100%

Key Management



Mia Stark
CEO



Andres Andrade
CIO



Thiago Rodrigues
Legal Director

Asset Map

① Cidade Jardim
192 tenants
39,000 sqm GLA: 33% ownership



② Morumbi Town
169 tenants
Owned GLA: 31,000 sqm



③ Top Center
122 tenants
Owned GLA: 20,020 sqm



④ Shopping Light
211 tenants
Owned GLA: 20,811 sqm



⑤ Eldorado
427 tenants
76,076 sqm GLA: 4.3% ownership



⑥ Mais Shopping
217 tenants
Owned GLA: 13,753 sqm



⑦ Internacional
250 tenants
77,000 sqm GLA 70% ownership



⑧ Paulista 1267
Landbank



Prado Blvd
91 tenants
Owned GLA: 9,696 sqm



Sao Paulo Metropolitan Portfolio



1
2
3
4
5
6
7
8
G

Under Contract (Internacional Shopping) | Land owned or under contract

(1) As of September 30, 2017
(2) Including new acquisitions: Carrefour Building (included with Shopping Light on the map) and Internacional Shopping (70% used for GLA).
(3) Occupancy as of September 2017
(4) See slide on Interncional acquisition

GAZIT GLOBE

LOCATION
LOCATION
LOCATION

Top Center Case Study

Value Creation Through Proactive Management

Before



After



2014
Acquisition and submission of plans to municipality

2015
Re-tenanting 95% of the mix, bringing in international brands- Forever 21 and MAC

2016
Acquisition of the office tower and parking garage

2017
Revamping the lobby and signing with Decathlon for its flagship store and offices

- Occupancy 100%
- Yield on Cost[1] from 6.5% (2014) to 9.0% (2018)
- NOI Growth of approximately 70% in five years

(1) Shopping center only, excludes the office tower. 2018 NOI is based on pro-forma figures

Latest Acquisition – Internacional Shopping

Guarulhos, Sao Paulo metropolitan area

Holding Rate – Gazit Brasil	70%
Acquisition Price (70%)	BRL 937m (USD 281m)
GLA (sqm)	77,000 (828,000 sqf)
Land Area (sqm)	123,000
Additional Building rights (sqm)	200,000 (approved)
Occupancy	98%
Parking Spaces	4,200
Anchored by	Hypermarket, food operators, Cinema, Poupatempo (goverment services), amusement park

Investment Rationale

- Located 10 minutes away from International Airport (largest airport in South American with 40M passengers annually) on a major highway
- 30M annual mall visitors and R$1bn in sales
- Upside in NOI through proactive management, cost savings, re-tenanting and expansions, together with mix used initiatives
- 800K inhabitants in 5km radius. Dominant shopping center in Sao Paulo metropolitan area with high barriers to entry
- R$6.7bn investment by government in new metro lines adjacent to the mall that will connect Sao Paulo city to the entire region in the next 2 years


Current
Dutra Highway – 850,000 cars per day
Pedestrian access and bus terminal
Vehicle Access Dutra Highway


Expansion
Surrounding Residential
Offices and Retail
Dutra Metro Station (2020)

Extra Itaim – Case Study

Generating Attractive Risk Adjusted Returns on Irreplaceable Assets

Unleveraged IRR 25% during a weighted average holding period of 3.5 years

Gazit Brasil acquired its first 17.5% stake in 2010. Between 2013 to 2017, Gazit Brasil proactively increased its stake to 100% by indirectly acquiring 17.5% stakes from 3 pension funds and the remaining 30% stake of the property in April 2017 through a bankruptcy court sale process.

Extra Itaim Hypermarket (owned by Casino) has a triple net, inflation adjusted lease that yielded approx. 8% annually to Gazit Brasil throughout its holding period.

In December 2017, Gazit Brasil completed the sale of the asset for total proceeds of R$350M, **realizing a cash gain of R$140 million (approx. NIS 152 million / USD 43 million).**



Extra Itaim - Sao Paulo, Brazil

GAZIT GLOBE

Gazit Israel – Business Overview

Business Strategy

- Wholly owned subsidiary of Gazit Globe, Gazit Israel is a leading owner-operator and developer of urban, grocery-anchored, leisure and entertainment shopping centers focused on the high-density Tel Aviv metropolitan market
- Enhancing the quality of the portfolio through selective acquisitions,. (re)development and proactive asset management

Portfolio Metrics

Holding Rate – Gazit-Globe	100%
Total Assets In Israel	~0.9B USD(~3.1B NIS)
Other Assets	~0.2B NIS
Number of Assets (ISR)	10
Managed GLA (100%,'000 sqm)	177/192* (2.1M sqf)
Occupancy (30/9/2017)	96.8%
Additional main building rights (100%,'sqm)	~90,000

Asset Map

Israel: Operating Assets



G Horev
Haifa
Retail & Office
GLA: 12,570 sqm
G 6
Yokneam
Retail & Office
GLA: 15,950 sqm
G Tzameret
Tel Aviv
Retail & Office
GLA: 7,760 sqm
G Tel Baruch
Tel Aviv
Retail & Office
GLA: 7,700 sqm
G Kochav Hazafon**
Tel Aviv
Development 2,200 sqm
G Ramat - Aviv
Tel Aviv
Land
Northern Cluster
Haifa
Yokneam
Central Cluster
Kfar Saba
Rishon
Tel Aviv
LeZion
Yavne
JERUSALEM
ISRAEL
G Kfar Saba
Kfar Saba
Retail & Leisure
GLA: 42,240 sqm
G City
Rishon Lezion
Retail & Leisure
GLA: 80,790 sqm
G Rothschild
Rishon Lezion
Retail & Office
GLA: 12,820 sqm
G Yavne
Yavne
Retail
GLA: 10,240 sqm

Key Management



Yaron Eshel
CEO



Yoni Michawi
EVP & CFO



Maya Gabay
COO



Idit Belogorodsky
VP, General Counsel

* Including development projects in G City (GLA 13,265 sqm) and in Kochav Hazafon (GLA 2,200 sqm) . Excludes G Ramat Aviv land plot)
** Property under contract for purchase will be finalized on Q1/2018

Creating Value Through Development and Proactive Management

G City, Rishon Lezion Case Study

G City, Rishon Lezion – Case Study

- G City is privately-held, unique and dominant shopping center spanning ~1 km of frontage with 80,000 sqm of land (-19.7 acres) on a major thoroughfare.
- The strip is strategically located with high visibility and accessibility to main traffic routes.
- Since our acquisition in 2006, we have completed multiple expansion projects.
- The company is in the final stages of rebranding and expanding the western side of "G- City" and the construction of "G-Fashion".

	At acquisition	After Expansion	Growth
GLA (sqm)	36,594 (394,000 sqf)	80,790 (870,000 sqf)	+221%
Stabilized NOI (million NIS)	26.9 (USD 7.6M)	94.5 (USD 26.8M)	+351%
Acquisition and renovation cost (million NIS)	315.0 (USD 89.0M)	850.0 (USD 241.0M)	+270%
Value (million NIS)	315.0 (USD 89.0M)	~1,380 (USD 391.0M)	+438%


Highway #20
G- Fashion Development
Cinema City
Rebranding and the 1st Decathlon Store in Israel
Connection to Highway #4

LOCATION LOCATION LOCATION

Israel – Active Development Projects

G City (development expansion)



Gazit's Ownership	100%
Built GLA (sqm)	13,265 (142,700 sqf)
Expected opening	Q4/19
Budget (million NIS)	157.5
Amount invested (million NIS)	66.8

- Expanding the privately held G City ~720,000 sqf (~67,000 Sqm) to 861,000 sqf (80,000 Sqm) in Rishon Lezion, the fourth largest city in Israel.
- The new expansion will include 7 unique two level stores of leading retail companies.
- The expansion GLA is 64% leased (as of December 31, 2017).

G Kochav Hazafon



Gazit's Leasehold	100%
Expected GLA (sqm)	2,200 (23,700 sqf)
Closing	Q1/18
Expected opening	Q1/20
Budget (million NIS) (Excluding acquisition costs)	105
Amount invested (million NIS)	12.4

- 4,200 sqm located on the heart of the high-class Kochav Hazafon neighborhood in the north of Tel-Aviv.
- The center is another milestone in Gazit Israel's strategy of operating in high-density, prime locations.

Israel – Future Development Pipeline

G City (additional rights)



Additional building rights	~51,000 sqm (549,000 sqf)

- Part of G City, privately held 80,000 sqm (19.7 acre) property in Rishon Lezion, the fourth largest city in Israel.
- The project will be a combination of the ongoing renovation of the west part of the strip and entails plan to add a 30-40 level office tower above 2 levels of retail.

G Kfar Saba (additional rights)



Additional building rights*	~32,000 sqm (344,000 sqf)

- The company is in the process of using it's additional building rights to add prime commercial & office space to the existing shopping center.

As of December 31, 2017
* Company's share – 51%

Mid Stage Investments


PALAC PARDUBICE
INTERSPORT

Palac Pardubice, Pardubice, Czech

LOCATION
LOCATION
LOCATION

Central & Eastern Europe – Business Overview

Business Strategy

- Leading owner-operator and developer of food anchored shopping centres
- Opportunistic growth prospects offered by emerging markets
- All properties managed by local management team

Portfolio Metrics

Total Assets (€m)	3.1B
Number of Assets	40[2]
GLA (m sqm)	1.1
Net LTV	29.8%
Occupancy	95.4%
FFO (Adj. EPRA Earnings) (€m) [1]	123
Rating – S&P	BBB -
Rating – Fitch	BBB -
Holding Rate – Gazit-Globe	59.6%

Asset Map



Russia
7
Poland
21
Cz. Rep
5
3
Slovakia
4
1
Romania
Hungary
Number of Assets

Key Management



Liad Barzilai
Group CEO



Ryan Lee
Group CFO



Scott Dwyer
Group COO

GLA by Geography



Romania 3%
Hungary 2%
Russia 11%
Slovakia 6%
Czech Republic 20%
Poland 58%

Key Tenants

H&M, DECATHLON, Ahold, SPAR, albert, Auchan

Source: Atrium website and filings as of June 2017
(1) Q1-Q3/17 Annualized
(2) After the disposals of 19 assets announced in February 2018

GAZIT GLOBE

LOCATION
LOCATION
LOCATION

Northern Europe/Nordics – Business Overview

Business Strategy

- Leading owner-operator and developer of urban, grocery-anchored shopping centres in the Nordic and Baltic regions
- In 2015 entered Norwegian market through the acquisition of Sektor Gruppen €1.5B
- Target urban markets with growing populations
- All properties managed by local management team

Portfolio Metrics

Total Assets (€b)	4.68
Number of Assets [1]	47
GLA (m sqm) [1]	1.18
Net LTV	46.7%
Occupancy	96.0%
FFO (€m) [1]	138-156
Rating – Moody's	Baa1 Negative
Rating – S&P	BBB Negative
Holding Rate – Gazit-Globe	45.4%

Asset Map



Number of Assets
SEKTOR
GRUPPEN
Sektor Acquisition
Sweden
9
Finland
15
Norway
19
2
Baltics
Denmark
2

Key Management



Marcel Kokkeel
CEO



Eero Sihvonen
EVP & CFO



Jurn Hoeksema
COO

Market Value by Geography



Norway
30%
Finland
37%
Sweden &
Denmark
26%
Baltics
7%

Key Tenants

KESKO, S GROUP, ICA GRUPPEN, STOCKMANN, TOKMANNI, H&M

Source: CTY filings and presentation as of 31 December 2017.
[1]Based on 2018 EPRA earnings guidance, including Kista Galleria.

Mid Stage Investments – Citycon & Atrium

- Focus on high density urban markets
- Recycling capital and enhancing portfolio quality through divestment of non-core assets, selective acquisitions and investment in major redevelopment/expansions



2014
2017
ATRIUM
153
40
9,000
18,000
17
65
Num of Assets*
Avg. Asset Size (sqm'000)
Avg. Asset Value (EUR'm)



2014
2017
CITYCON
60
43
16,000
27,000
56
104
Num of Assets*
Avg. Asset Size (sqm'000)
Avg. Asset Value (EUR'm)

Latest Actions - 2017

- 79% of the portfolio of standing investments are located in Poland and the Czech Republic, with Poland at 60%
- 3 Major developments are ongoing in Warsaw – Promenada, Targowek and Reduta
- Since 2011 Atrium divested 114* non-core assets for approx. €297 million, acquired 7 assets for approx. €936 million and invested in development and redevelopment approx. €200 million

Latest Actions - 2017

- Completion of expansion of Iso Omena, in Helsinki, Finland - Expansion of 37,700 Sqm to 101,000 Sqm, € 270 million investment
- 3 Major developments are ongoing – Approx. €160 million invested** – Molndal Galleria (Gotenburg), Lippulaiva (Helsinki) and Straedet (Copenhagen).
- Since 2011 Citycon divested 62 non-core assets and 5 residential portfolios for approx. €675 million, invested approx. €2.5 billion in acquisitions and invested in development and redevelopment approx. €800million

Source: Citycon's and Atrium's corporate presentations
* Citycon - Owned asset Including Kista. Atrium – after the disposals of 19 assets announced in February 2018.

Mature Investments


LOOK FOR LOCAL PRODUCTS FROM HUNDREDS OF COLORADO PRODUCERS INSIDE!
WHOLE FOODS

Boulder Colorado

LOCATION
LOCATION
LOCATION

Mature Investments – Regency Centers & First Capital



Yorkville Village, Toronto

First Capital Realty (TSX: FCR)

FIRST CAPITAL

Acquired by Gazit Globe in 2000.

Today FCR is one of Canada's largest owners, developers and operators of grocery anchored, retail-focused properties, in urban markets with high barriers to entry.

159 Properties, GLA 25.2 million sqf and C$9.2 billion enterprise value.

Regency Centers.

Regency Centers (NYSE: REG)

Equity One, which was founded by Gazit Globe in 1992 as a wholly owned subsidiary of Gazit, merged with Regency Centers in March 2017, creating the leading high-quality supermarket anchored REIT in the US.

Since the beginning of 2018, Gazit Globe sold approximately 4.3 million shares of Regency Centers and currently own 8.3%.



The Gallery at Westbury Plaza, New York

Best in Class Portfolios in Superior Trade Areas and Demographics Delivering Sustained Outperformance

Generating IRR's Over Long Term Investments

Equity One – 21% Leveraged IRR*


Market Cap
$ 0.92 B
$ 1.2 B
$ 4.46 B
1992
Founded by Gazit
1998
Equity One lists on the NYSE
2003
Equity One acquires IRT adding 92 income-producing properties to its portfolio
2017
Successful Merger with Regency Centers

Gazit Globe's U.S. subsidiary, Equity One (NYSE: EQY), merged with Regency Centers creating the largest high-quality supermarket anchored REIT in the US with an aggregate market capitalization of $11.5 billion and an enterprise value of approx. $15.6 billion

The merged company comprises of ~58.8 million square feet of GLA, and is included in the S&P 500

Benefits of the Merger

Achieved 14% premium for all Equity One shareholders with approximately USD 1.7 million (NIS 6 million) savings in G&A for Gazit.

Post Transaction – Lower Risk and Higher Cash Flow and Liquidity

* IRR calculation is based on management analysis of Gazit Globe's levered return on it investment in EQY until the announcement of the merger in USD.

Investment Opportunity

Rare opportunity to invest in a global, high-quality urban retail portfolio at a meaningful discount to NAV with a solid 4.3% dividend yield*

Clear strategy to narrow NAV discount and drive superior risk-adjusted returns

A strong and aligned management team with decades of proven track record of creating and maximizing shareholder value

Strong internal growth from capital recycling, property intensification, development, and redevelopment activities

On the ground experienced asset management teams



G Zameret , Tel Aviv, Israel

* As of market close 2 March, 2018

LOCATION
LOCATION
LOCATION

Financials


ESPRIT
ARKÁDY PANKRÁC

Arkady Pankrac, Prague, Czech

FFO and FFO per share


Economic FFO (*)
NIS Millions
359
405
533
585
598
630
591
688-700
9M YTD - 535
2010
2011
2012
2013
2014
2015
2016
2017 Guidance


Economic FFO (*) Per Share
2.54
2.62
3.23
3.41
3.39
3.53
3.02
3.53-3.59
9M YTD – 2.74
2010
2011
2012
2013
2014
2015
2016
2017 Guidance

(*) See section 2.2 in the Directors report as of 30/9/2017.

Investment – grade credit rating group wide

	Agency	Credit Rating
GAZIT GLOBE	S&P Maalot (Local Rating)	**ilAA- | Stable**
	Midroog (Moody's affiliate) (Local Rating)	**Aa3il | Stable**
Regency Centers.	Moody's	**Baa2 | Stable**
	S&P	**BBB+ | Stable**
FIRST CAPITAL	DBRS	**BBB (High) | Stable**
	Moody's	**Baa2 | Stable**
CITYCON	S&P	**BBB | Negative**
	Moody's	**Baa1 | Negative**
ATRIUM	S&P	**BBB- | Stable**
	Fitch	**BBB- | Positive**

STANDARD & POOR'S

MOODY'S

DBRS

FitchRatings

Focus on Urban, High-Density Assets in Stable and Growing Markets

Country Snapshot and NOI Diversification

Country	S&P Rating	% of NOI[(1)]	GDP Growth
Canada	AAA	21.1%	2.2%
Norway	AAA	7.4%	2.2%
Sweden	AAA	5.1%	2.6%
Germany	AAA	0.8%	2.4%
U.S.	AA+	15.6%	2.7%
Finland	AA+	8.4%	2.5%
AA+ and Above		**58.4%**	
Estonia	AA-	2.4%	3.3%
Czech Republic	AA-	3.5%	3.5%
Slovakia	A+	1.3%	3.6%
Israel	A+	7.7%	3.3%
Poland	BBB+	12.1%	4.0%
Romania	BBB-	0.9%	4.2%
Hungary	BBB-	0.8%	3.5%
Other Investment Grade		**28.7%**	
Russia	BB+	5.7%	1.8%
Brazil	BB	7.2%	2.5%
Below Investment Grade		**12.9%**	

Source: Bloomberg; GDP reflects 2018 forecast
(1) NOI as of Q3/2017 and on a proportionate basis



Liljeholmstorget, Stockholm, Sweden


AA+ and Above
Other Investment-Grade
Below Investment-Grade
58.4%
28.7%
12.9%

Liquidity and financial strength

Liquidity (1)

NIS billions


7.0
3.8
3.2
Consolidated subsidiaries
The company and its private subsidiaries
30/09/2017

Leverage


Consolidated
Expanded Solo
50.1%
53.6%
62.0%
53.9%
12/31/2016
9/30/2017
12/31/2016
9/30/2017

Lines of Credit

USD billions


1.3
1.4
61%
39%
48%
52%
12/31/2016
9/30/2017
International banks
Local banks

Unencumbered Pool of Assets(2)

NIS billions


Consolidated
86.0%
30/09/2017

(1) Cash and Unutilized credit facilities. Not including liquidity in FCR amounting to NIS 1.8B
(2) % of Unencumbered pool of assets from investment properties in consolidated subs (i.e. excludes FCR's and REG's properties)

Well staggered debt maturity schedule – Expanded Solo

Debenture Maturity Schedule[(1)]


NIS Millions
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027 and After
289
1,291
1,511
1,179
996
874
1,050
1,202
490
945
1,123
2.6%
11.8%
13.8%
10.8%
9.1%
8.0%
9.6%
11.0%
4.5%
8.6%
10.2%
(*)
1.14%
5.16%
5.76%
5.11%
5.10%
5.19%
4.79%
4.68%
4.05%
3.98%
Bonds
% of Debentures
Weighted Avg. Interest Rate

- Weighted average debt maturity: 4.6 years
- Average interest rate: 4.82%
- On February, 2018, Gazit Globe completed a NIS 860 million unsecured debentures (Series 13) which will bear an interest at an annual rate of 2.78%.

(*) Repayments in 2019 include Series 10 principal of NIS 759m with coupon of 6.5% which is secured by part of G City in Rishon Lezion, Israel

[(1)] As of 30 September 2017. Comprises financial liabilities at the Gazit-Globe parent level and its private subsidiaries.

Equity book value vs. market value and implied cap

	Holdings (Shares in millions, September 2017)	Holding Rate (%)	Book value (September 2017)	Market Value (November 19, 2017)
Regency Centers.	18.5	10.9	4,046	4,378
	79.6	32.6	4,731	4,626
CITYCON	390.6	43.9	4,101	3,449
ATRIUM	224.7	59.6	4,560	3,837
		100	2,756	2,756
		100	2,216	2,112
Europe and Others		100	554	555
Total Assets			22,964	21,713
Net Debt			12,325	
Equity (excluding deferred taxes*)			10,369	
Equity per share			53.26	
LTV			53.9%	

Share Price (November 19,2017)	34.07
Number of shares (millions)	193.46
Market Cap	6,591
Net Debt (Proportionate share)	22,420
Properties under Development and Land	(1,382)
Less Regency Shares	(4,046)
EV - Total Income Producing Properties	23,583
Annual NOI - Group's proportionate share	1,664
Implied CAP	7.05%

All figures quoted in NIS
(*) Excludes deferred tax liabilities in an amount of NIS 1.3 billion (of which NIS 0.9 billion with respect to the investment in REG shares payable upon the immediate realization of all the REG shares, based on the tax rates as of the Reporting Date).

Attractive valuation – FFO multiple of 9.55X, implied cap of 7.05%


FFO Multiple
Implied Cap Rate
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
30x
25x
20x
15x
10x
5x
0x
7.28%
7.30%
7.55%
7.42%
7.10%
7.10%
7.09%
7.19%
7.00%
6.84%
6.75%
6.58%
6.52%
6.96%
7.05%
15.8x
18.9x
16.7x
13.4x
12.7x
12.5x
11.0x
12.4x
14.6x
13.8x
14.0x
14.2x
14.1x
13.1x
12.5x
13.5x
15.2x
13.7x
12.4x
11.0x
10.6x
12.4x
11.9x
13.0x
9.8x
11.8x
10.3x
9.6x
Q4/2010
Q1/2011
Q2/2011
Q3/2011
Q4/2011
Q1/2012
Q2/2012
Q3/2012
Q4/2012
Q1/2013
Q2/2013
Q3/2013
Q4/2013
Q1/2014
Q2/2014
Q3/2014
Q4/2014
Q1/2015
Q2/2015
Q3/2015
Q4/2015
Q1/2016
Q2/2016
Q3/2016
Q4/2016
Q1/2017
Q2/2017
Guidance 2017

(*) Based on publicly reported proportionate NOI and FFO. FFO Guidance multiple is based on economic FFO guidance published at November 19, 2017.


ZARA
Arcaffè
FOX

G Kfar Saba
Kfar Saba, Israel

Appendix

Evolution of Gazit Globe


Equity One is founded in the US
Gazit-Globe enters into Canada
Equity One lists on the NYSE
Equity One acquires IRT adding 92 income-producing properties to its portfolio
Establishes a presence in Brazil through Gazit-Globe Brazil
Expands into CEE through the acquisition of Atrium together with CPI
Successful divestment of ProMed Properties
Gazit-Globe Acquires Norway's Sektor through its subsidiary, Citycon, for €1.47bn
Gazit-Globe Launches U.S. Investment Subsidiary Gazit Horizons
1992
1997
1998
2000
2002
2003
2004
2005
2007
2008
2009
2010
2011
2012
2013
2015
2016
2017
Gazit-Globe become the controlling shareholder of First Capital Realty
Gazit-Globe enters the healthcare business and forms Royal Senior Care
Gazit-Globe becomes the controlling shareholder of Citycon
Gazit-Globe establishes Gazit-Globe Israel (Development)
Citycon expands to Sweden, Estonia and Lithuania. Gazit-Globe establishes ProMed
Gazit-Globe IPO in the US
Successful divestment of Royal Senior Care
Gazit-Globe becomes the sole controlling shareholder of Atrium
Equity One merger with Regency Centers

GAZIT GLOBE

LOCATION
LOCATION
LOCATION

Management



CHAIM KATZMAN
Founder & CEO



ADI JEMINI
EVP and CFO



RAMI VAISENBERGER
VP & Controller



ZVI GORDON
VP of Investments

Chaim Katzman is the Founder, Chief Executive Officer and controlling shareholder of Gazit Globe Ltd.

Chairman of Citycon Oyj (since 2010)

Founder, CEO and Chairman of Equity One inc. (CEO 1992 to 2006)

Director, First Capital Realty (Chairman until 2015)

Chairman, Atrium European Real Estate (since 2008)

Founder, Gazit-Globe Real Estate Institute at the Interdisciplinary Center (IDC),

Graduate of Tel Aviv University Law School

Chief Financial Officer since Jan. 2016

Joined the Group in 2010

Previously Chief of Staff to Chaim Katzman and Regional Controller of Equity One

Seven years in US affiliate of global accounting firm, Deloitte

Bachelor of Science in Accounting and Information Systems (Virginia Tech), graduating Summa Cum Laude (2003)

Certified Public Accountant in the US

Financial Controller, since July 2004

Leads Controlling and Reporting department

Previously auditor, Ernst & Young (2000 – 2004)

Bachelor's Degree in Business Management, College of Management, Tel-Aviv

Certified Public Accountant in Israel

Zvi Gordon has been Vice President of Investments at Gazit Globe since July, 2017. Mr. Gordon joined Gazit in 2015 as Vice President of Mergers & Acquisitions and Chief of Staff to the Company Chairman at Gazit Group USA. Prior to joining Gazit, Mr. Gordon worked as an investment professional at a U.S. real estate private equity fund. Mr. Gordon holds a Bachelor's Degree, graduating Summa Cum Laude from Binghamton University and a MBA with a focus in finance from MIT Sloan.

International and Independent Board



Dori Segal
Director

Dori J. Segal joined Gazit-Globe (TASE/NYSE/TSX:GZT) as an investor in 1992. In 1993 he became a member of the senior management team until January 2018. He currently serves as the Chairman of First Capital Realty (TSX:FCR). Previously, Segal served as Vice Chairman of Equity One which merged into Regency Centers Corporation (NYSE:REG) creating the largest high quality shopping center REIT in the US and also as the deputy chair of Citycon (CTY1S:HEX). Since 1993, Segal has been active in the acquisition, development and redevelopment of shopping centers. Segal was instrumental in Gazit-Globe's expansion into Canada, where he led the acquisition and growth of First Capital Realty. From 2000 to 2015, Segal served as the president and CEO of First Capital Realty and currently is its Chairman. From 1998 to 2008 and 2017 to 2018, Segal served as the CEO of Gazit – Globe.



Ronnie Bar-On
External Director

Various Israeli governmental positions (2003-2013) including Minister of Finance, Minister of the Interior, Minister of National Infrastructure, Minister of Science and Technology, Chairman of the State Control Committee, Chairman of the Foreign Affairs and Defense Committee, Member of the Knesset . Before starting his public mission, Bar –On founded and led a law firm for 27 years. Graduate of the Hebrew University in Jerusalem Law School



Haim Ben Dor
Director

Corporate consultant in finance and investments. Degree in Accounting from College of Management, Jerusalem and auditors' certificate from Ministry of Justice (Israel)



Yair Orgler
External Director

Former Chairman of the Board of the Tel-Aviv Stock Exchange and S&P Maalot. Previously director of Bank Hapoalim. Professor Emeritus of the Management Faculty at Tel Aviv University. B.S. in Industrial Engineering and Management from Technion; M.S. Engineering (USC) and Ph.D. in Management- (Carnegie-Mellon University)



Zehavit Cohen
Director

Mrs. Cohen is a Managing Partner and the Office Head of Apax Partners Israel. Mrs. Cohen lectures at the Wharton School and she holds a BA in Accounting from Duquesne University; an MBA from the University of Pittsburgh, and an MA from the Wharton School, University of Pennsylvania.



Douglas Sesler
Director

EVP Real Estate, Macy;s Inc. Previous head of global real estate principal investments of Bank of America Merrill Lynch. From 2005 until December 2008, Mr. Sesler served as Managing Director and later as co-Head of Real Estate Investment Banking, Merrill Lynch. B.A. in Government (Cornell)



Chaim Katzman
CEO and Director

Chaim Katzman is the Founder, Chief Executive Officer and controlling shareholder of Gazit Globe Ltd. Chairman of Citycon Oyj (since 2010). Founder, CEO and Chairman of Equity One inc. (CEO 1992 to 2006). Director, First Capital Realty (Chairman until 2015). Chairman, Atrium European Real Estate (since 2008).Founder, Gazit-Globe Real Estate Institute at the Interdisciplinary Center (IDC), Graduate of Tel Aviv University Law School.


Dandy

Thank you

Contact Information

Adi Jemini
EVP & CFO
+972.3.6948000

Doron Lavi Segelson
Head of Investor Relations
dlavi@gazitgroup.com
+972.3.6948037

G Tel Baruch , Tel Aviv, Israel

GAZIT GLOBE

LOCATION
LOCATION
LOCATION